Exhibit 99.1

NEWS RELEASE

Endeavour Silver to Report Third Quarter 2013 Financial Results Before
Market on November 5, 2013; Conference Call at 10:00am PDT
(1:00pm EDT) on November 6, 2013

Vancouver, Canada, November 1, 2013 – Endeavour Silver Corp. (NYSE: EXK)(TSX: EDR) announces it will release Third Quarter 2013 financial results on Tuesday, November 5, 2013 before markets open in North America. A conference call to discuss the results will be held at 10:00am PDT (1:00pm EDT) on Wednesday, November 6, 2013. To participate in the conference call, please dial the following:

Toll-free in Canada and the USA: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the USA: 1-604-638-5340
No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the USA (toll-free) or 1-604-638-9010 outside of Canada and the USA. The required pass-code is 4890 followed by the # sign. The audio replay and a transcript of the call will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 1-877-685-9775.

About Endeavour Silver – Endeavour is a mid-tier silver mining company focused on growing its profits, production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted eight consecutive years of accretive growth of its silver mining operations. The organic expansion programs now under way at Endeavour’s three silver-gold mines in Mexico, combined with its strategic acquisition and exploration programs, should facilitate Endeavour’s goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Tel: 604-640-4804
Toll free: 1-877-685-9775
email: mbrown@edrsilver.com
website: www.edrsilver.com